SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: AXA Enterprise Funds Trust

Address of Principal Business Office (No. & Street, City, State Zip Code):

1290 Avenue of the Americas, New York, New York 10104

Telephone Number (including area code): (212) 554-1234

Name and Address of Agent for Service of Process:

Patricia Louie, Esq., Vice President and Associate General Counsel, AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, New York 10104

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 30th day of December 2004.

AXA ENTERPRISE FUNDS TRUST

By:	/s/ Kenneth T. Kozlowski
	Name:	Kenneth T. Kozlowski
	Title:	President

Attest:	/s/ Patricia Louie
	Name:	Patricia Louie
	Title:	Secretary